November 6, 2018

Via EDGAR Transmission

Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Registrant”)
File Nos. 333-187668 and 811-22819

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, the Registrant respectfully requests withdrawal of Post-Effective Amendment No. 146 (Accession No. 0000891092-18-008050) to the Registration Statement on Form N-1A of the Registrant relating to the Virtus Seix Senior Loan ETF (the “Amendment”), which was inadvertently filed on November 5, 2018 with the wrong registrant. The Registrant represents that no securities were issued or sold pursuant to the Amendment.

If you have any questions or comments regarding this filing, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

ETFIS SERIES TRUST I

/s/ William J. Smalley

William J. Smalley, President